Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153

August 24, 2006

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn: Ms. Michele M. Anderson

Re:	NextWave Wireless LLC Registration Statement on Form 10 Filed May 1, 2006 File No. 0-51958

Ladies and Gentlemen:

On behalf of our client, NextWave Wireless LLC (the “Company”), we are transmitting herewith via the EDGAR system for filing with the Commission our response to the Staff’s letter dated August 18, 2006, regarding the Registration Statement on Form 10 (the “Registration Statement”) of the Company (File No. 000-51958, together with exhibits thereto).

Set forth below in bold are each of the comments in the Staff’s letter. Immediately following each of the Staff’s comments is the Company’s response to that comment, including where applicable, a cross-reference to the location of changes made in response to the Staff’s comment. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter and includes the caption used in the comment letter.

Attached hereto as Annex A are the relevant excerpts from the Company’s Registration Statement and the Company’s Quarterly Report on Form 10-Q for the three months ended July 1, 2006 that reflect the changes made by the Company in response to the Staff’s comments.

Explanatory Note, page ii
1.	Please revise to identify the third-party source referenced on page iii.

Please see Annex A to this response letter for proposed disclosure to be added to page iii of the Registration Statement in order to identify the source for the third-party statements relating to spectrum POPs that are not publicly available and used in the Registration Statement.

Frank A. Cassou
NextWave Wireless LLC
August 24, 2006

Item 2. Financial Information, page 48
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 49
2.
We have reviewed your response to comment 5. Please advise us whether or not you are able to determine at least the prices, or a range of prices, that companies are paying or have paid for comparable spectrum licenses in the FCC’s Auction 66. If so, please provide the comparative information requested by our prior comment to the extent practicable.

We believe that NextWave's currently owned WCS spectrum is not comparable on an “apples to apples” basis with the Advanced Wireless Services (“AWS”) spectrum being auctioned in the FCC’s Auction 66. The 1.7 GHz AWS spectrum currently being auctioned by the FCC in Auction 66 differs significantly from the 2.3 GHz WCS spectrum assets of the Company.

In particular, the spectrum plans for WCS and AWS are completely different. Similar to existing PCS spectrum, AWS is “paired” spectrum. This means that every AWS license is evenly split into an upper band that can only be used for base station to device transmissions and a lower band that can only be used for device to base station transmissions. Conversely, WCS spectrum licenses are granted on both a paired and unpaired basis. This major difference enables WCS spectrum to be used in ways that the FCC prohibits on paired only AWS spectrum and fundamentally changes the spectrum’s economics.

Another significant difference is that WCS and AWS need to address very different types of interference issues that can have a major impact on valuation. For example, NextWave's WCS spectrum must overcome interference issues presented by Satellite Digital Radio Service (“SDARS”) operators who utilize frequency bands adjacent to WCS. Conversely, AWS license owners must pay to “clear” their spectrum of incumbent commercial and government operators.

In addition, the vast majority of spectrum in the AWS auction is being bid on by major cellular and telecommunication companies seeking to establish nationwide AWS spectrum footprints to complement their existing businesses. The WCS spectrum is not usable by such companies in their current wireless networks.

While Auction 66 has not been completed, the majority of bidding prices per MHz POP are significantly higher than the $.10 per MHz POP paid by NextWave in the WCS acquisition. The Company believes it would be misleading to draw a comparison between current prices in the AWS auction and the price at which it obtained its WCS spectrum for the reasons described above.

As previously disclosed, the Company is participating in Auction 66. The Company has not obtained any AWS spectrum in the auction at this time. As of the end of Round 42, high bids for the Auction 66 total approximately $13 billion at an average price of $0.48 per MHz POP, with NextWave holding high bids of $88 million at an average price of $0.096 per MHz POP. Auction 66 is still ongoing and, as per the auction rules, the winning bidder for any given spectrum license will not be known until the entire auction is completed. The FCC will determine when to conclude Auction 66 based on the number of bids received in subsequent rounds of the auction. After completion of the auction, the Company will disclose which, if any, licenses it has obtained on Form 8-K or the Company’s next Form 10-Q, as may be required.

Frank A. Cassou
NextWave Wireless LLC
August 24, 2006

Liquidity and Capital Resources, page 53

3.
We note that substantially all of the proceeds from our sale of senior secured notes has already been depleted from your purchase of WCS Wireless and your attempts to purchase spectrum in the ongoing FCC auction of licenses, that you have generated net losses to date, and that the agreement governing your senior secured notes requires you maintain, in a separate account, $75 million in cash or cash equivalents other than funds from the proceeds of the notes. As requested by our prior comment 6, expand the Liquidity and Capital Resources section to analyze how the $75 million restriction, as well as your depleted cash and cash equivalents, lack of net profits, and significant expenditures needed to meet the FCC’s substantial service requirements for your WCS spectrum portfolio, will affect your liquidity and capital resources on a going-forward basis. Analyze, with quantified details, if possible, how you will fund your planned offer and sale of your WiMAX products and services, as well as the planned deployment of your trial network in Henderson, Nevada. Revise to provide greater clarity regarding the nature and timing of your need to obtain additional financing. For example, it is unclear how your plan to fund your WiMAX technology development activities with your cash and investments, as described in the second paragraph on page 56, is viable in light of the information set forth above.

Please see Annex A to this response letter for proposed disclosure to be added to page 56 of the Registration Statement in response to the Staff’s comment.
Critical Accounting Policies and Estimates, page 57
4.
We note the disclosure of your critical accounting policy for the valuation of goodwill and intangible assets. Please disclose additional detail concerning your policies for the timely recognition and measurement of impairment of goodwill and intangible assets not subject to amortization, and advise us. Refer to the guidance in paragraph 17 of SFAS 142.

Please see Annex A to this response letter for proposed disclosure to be added to page 57 of the Registration Statement in response to the Staff’s comment.

Frank A. Cassou
NextWave Wireless LLC
August 24, 2006

Certain Relationships and Related Transactions, page 77

5.
As requested by our prior comment 8, please include the disclosure required by Item 404 with respect to your recent sale of senior secured notes to Avenue Capital Group or provide a further analysis for why Mr. Symington does not have an “indirect material interest” within the meaning of Item 404(a) and Instruction 8 thereto. In this regard, we note that Mr. Symington holds a senior position at Avenue Capital Group as one of five portfolio managers, reports directly to the Senior Portfolio Manager - Avenue U.S. Strategy, is highlighted on Avenue Capital Group’s website as a member of its “core group of Senior Professionals” and specializes in investment in distressed or recently reorganized companies such as NextWave Wireless.

The Company respectfully submits that it does not believe that Mr. Symington has an “indirect material interest” in the private placement of the senior secured notes and warrants within the meaning of Item 404(a) and Instruction 8 thereto. Instruction 8 provides for certain types of indirect interests that are per se not deemed “material.” Such interests include interests in a transaction which arise because of a person’s position with a third party as a director, less than 10% equity owner or less than 10% limited partner, or because of an equity or creditor interest held in a third party where the transaction in question is not material to such third party.

The Company submits that Mr. Symington’s indirect interest in the private placement transaction does not even rise to the level of the interests that are per se not deemed “material” by Instruction 8. Mr. Symington is not a director, limited or general partner, or equity holder of Avenue Capital Group or any of its affiliated entities. Mr. Symington is an employee of Avenue Capital Management II, L.P., an affiliate of Avenue Capital Group, with the title of portfolio manager. Avenue Capital Group managed assets valued at more than $10.5 billion as of June 2006 (based on information provided on Avenue’s web site). The total investment in the Company’s notes and warrants by two funds managed by Avenue Capital Group, Avenue Special Situations Fund IV, L.P. and Avenue Investments, L.P., amounts to approximately $177 million, only approximately 1.7% of such amount. Accordingly, one could reasonably make the conclusion that the NextWave investment is not material to Avenue Capital Group.

Mr. Symington may be entitled to a performance related fee based on either net capital gains and/or net capital appreciation generated from the funds under management by Avenue Capital Management II, L.P., which total approximately $3.3 billion. The NextWave securities do not constitute a sufficient portion of the funds under management by Avenue Capital Management II, L.P. for Mr. Symington to have a sufficient “pecuniary interest” in those securities to trigger a Section 16 reporting obligation (the securities constitute approximately 5.4% of the funds under management).

The Company respectfully submits that in light of the guidance provided by Instruction 8 of Rule 404, because Mr. Symington did not receive any compensation in connection with the private placement, and also in light of Mr. Symington’s lack of a material pecuniary interest in the NextWave securities that would be reportable under Section 16, the Company has determined that Mr. Symington does not have a material indirect interest in the senior secured notes private placement transaction.

Frank A. Cassou
NextWave Wireless LLC
August 24, 2006

Form 8-K filed on July 21, 2006

6.
It appears that the company did not file Schedules 1.2A through 5.22 and Exhibits B, C, D, and I to Exhibit 4.1 (Purchase Agreement), and Schedule 9 to Exhibit 10.2 (Parent Guaranty). Please file the entirety of all exhibits, as requested by our prior comment 9. We note that Item 601(b)(10) of Regulation S-K does not give management the discretion to omit portions of material contracts, even to the extent it believes the portions do not contain information that would be material to investors.

After confirming that the Staff has no further comments, the Company will file an Amended Form 8-K in response to the Staff’s request to file the entirety of all exhibits and schedules included therein.

Form 10-Q for the three months ended July 1, 2006
7.	Please comply with all of the above comments as applicable to your Form 10-Q for the three months ended July 1, 2006.
After confirming that the Staff has no further comments, the Company will file an Amended Form 10-Q that has been revised to reflect the Staff’s comments.
Item 4. Controls and Procedures, page 33
8.	Revise this section to include the disclosure required by Item 308(c) of Regulation S-K.

Please see Annex A to this response letter for proposed disclosure to be added to page 34 of the Form 10-Q in response to the Staff’s comment. The Company notes the guidance published by the Staff in FAQ #9 circulated on October 6, 2004, in which the Staff states that “we would not object if a registrant did not disclose changes made in preparation for the registrant’s first management report on internal control over financial reporting.”  In accordance with the guidance provided by the FAQ, the Company has disclosed generally that it has commenced a compliance project in order to achieve compliance with Section 404.

Frank A. Cassou
NextWave Wireless LLC
August 24, 2006

We would very much appreciate receiving the Staff’s comments, if any, at your earliest convenience. If it would expedite the review of the information provided herein, please do not hesitate to call the undersigned at (212) 310-8239.

Sincerely yours,

By:	/s/ Marita A. Makinen
Marita A. Makinen

cc: Michele M. Anderson
Derek B. Swanson

ANNEX A

(Registration Statement and Form 10-Q excerpts)